UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number:  001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, 5th Floor, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3: File Nos. 333-218503, 333-218504, 333-225158 and 333-225163 and on Form S-8: Files Nos. 333-196622, 333-203042, 333-227082, 333-229760 and 333-234696.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2020	BROOKFIELD PROPERTY PARTNERS, L.P.

By its general partner, Brookfield Property Partners Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1

Fourth Supplemental Indenture, dated as of January 15, 2020, supplementing the Indenture dated as of July 3, 2018, between Brookfield Property Finance ULC (the “Issuer”) and Computershare Trust Company of Canada (the “Trustee”).

99.2

Second Supplemental Indenture, dated as of January 15, 2020, to the First Supplemental Indenture, dated as of July 3, 2018 (which was further supplemented by a supplemental indenture dated as of October 19, 2018 and amended by an amendment dated as of November 26, 2018), to the Indenture, dated as of July 3, 2018, between the Issuer and the Trustee.